

05041502

AM 6-6-2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 2 6 2005 WASHINGTON DC 209

SEC FILE NUMBER
8- 66304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hudson Castle Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 White Plains Road, Suite 115
(No. and Street)

Tarrytown	New York	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/8

OATH OR AFFIRMATION

I, John D. Heslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 5/25/05

SUSAN H. ROSS
Notary Public, State of New York
No. 01RO6108454
Qualified in Westchester County
Term Expires April 19, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON CASTLE SECURITIES, INC.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-66304

YEAR ENDED MARCH 31, 2005

HUDSON CASTLE SECURITIES, INC.

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Hudson Castle Securities, Inc.
Tarrytown, New York

We have audited the accompanying statement of financial condition of Hudson Castle Securities, Inc. as of March 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Castle Securities, Inc. as of March 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

Certified Public Accountants
May 2, 2005



HUDSON CASTLE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 45,963
	$ 45,963

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 14,250
STOCKHOLDER'S EQUITY	
Common stock - $.001 par value; authorized - 100 shares, issued and outstanding - 100 shares	-
Additional paid-in capital	20,000
Retained earnings	11,713
Total stockholder's equity	31,713
	$ 45,963

See notes to financial statements.

HUDSON CASTLE SECURITIES, INC.

STATEMENT OF INCOME
YEAR ENDED MARCH 31, 2005

REVENUES	
Marketing fees	$ 49,828
EXPENSES	
Professional fees	29,109
Allocated overhead costs	6,800
Regulatory fees and costs	1,429
Insurance	481
Other expenses	509
	38,328
	11,500
OTHER INCOME	
Interest income	213
NET INCOME	$ 11,713

See notes to financial statements.

HUDSON CASTLE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2005

	Capital Stock at Par	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, April 1, 2004	$ -	$ 10,000	$ -	$ 10,000
Net income	-	-	11,713	11,713
Contribution to paid-in capital	-	10,000	-	10,000
BALANCE, March 31, 2005	$ -	$ 20,000	$ 11,713	$ 31,713

See notes to financial statements.

HUDSON CASTLE SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	11,713
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in operating assets		
Prepaid expenses		125
Increase in operating liabilities		
Accrued expenses		14,250
Net cash provided by operating activities		26,088
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution to paid-in capital		10,000
Net cash provided by financing activities		10,000
NET INCREASE IN CASH		36,088
CASH AND CASH EQUIVALENTS, beginning of year		9,875
CASH AND CASH EQUIVALENTS, end of year	$	45,963

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for		
Interest	$	-
Income taxes		-

See notes to financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Hudson Castle Securities Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, a Delaware Corporation, is a wholly owned subsidiary of Hudson Castle Group Inc. (the "Parent"). The Company's primary business purpose is to market the debt products issued by Asset Backed Commercial Paper conduits which are sponsored by the Parent. In addition, the Company may introduce buyers and sellers in private placement transactions and receive compensation from the buyer or seller or both, for the introduction. To date, the Company has not engaged in the introduction of buyers and sellers in any private placement transactions. The Company does not carry customer accounts, handle customer funds, or handle customer securities. The Company does not underwrite securities transactions.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include money market accounts.

MARKETING FEES

The Company receives a marketing fee from the Parent. The fee for the year is calculated by multiplying the average of outstanding notes in the three commercial paper conduits administered by the Parent, by one quarter of one basis point. This amount is calculated on a monthly basis, and recorded accordingly. The Company records marketing fees when earned.

EXPENSE SHARING AGREEMENT

The Company entered into an agreement with the Parent on March 24, 2004, whereby the Company agreed to pay a proportionate amount of the overhead expenses incurred by the Parent. An estimate is made at the beginning of each fiscal year of the Parent's overhead expenses (excluding employee compensation). The allocation of overhead is calculated based upon anticipated Company revenue as a percentage of the anticipated revenue of the Company and the Parent combined. Such percentage is used to allocate overhead owed to the Parent. Under the terms of the agreement, at the beginning of each fiscal year, the Company and the Parent will review the actual incurred overhead expenses in relation to the combined revenue of the Company and the Parent for the prior year to determine if the method of allocation is reasonable under the circumstances. In addition, at the conclusion of any securities transaction of the Broker from which it receives a fee, the Parent will bill the Company for the salary and benefit expenses of those employees of the Parent who worked on such transaction based upon the estimated number of hours worked on such specific transaction. At March 31, 2005, the Company and Parent determined that the methodology was reasonable for the period ended March 31, 2005.

Note 2: RELATED PARTY TRANSACTIONS

The Parent allocated costs of $6,800 to the Company under the expense sharing agreement. The Parent paid the Company $49,828 in marketing fees during the year ended March 31, 2005.

Note 3: DIVIDENDS TO PARENT

As a registered securities broker/dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria. All required regulatory notifications were made during the period ended March 31, 2005. The Company's management does not anticipate any future restrictions on dividend or capital distributions. As of March 31, 2005, the Company has not paid any such dividends.

Note 4: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At March 31, 2005, the Company had net capital of $31,713 which exceeded requirements by $26,713. The ratio of aggregate indebtedness to net capital was .45 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, will not receive or hold customer funds or securities.

Note 5: CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no significant losses in its depository accounts. At March 31, 2005, all of the Company's cash was held at a single institution.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of March 31, 2005

SCHEDULE I

HUDSON CASTLE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2005

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	31,713
NET CAPITAL	$	31,713
COMPUTATION OF AGGRREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	14,250
AGGREGATE INDEBTEDNESS	$	14,250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	950
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
EXCESS NET CAPITAL	$	26,713
EXCESS NET CAPITAL AT 1000 PERCENT	$	30,288
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.45 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2005)		
Net, capital, as reported in Company's Part II (unaudited) Focus report.	$	31,713
Increases (decreases) resulting from March 31, 2005 audit adjustments, net		--
Net capital, as included in this report	$	31,713



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Hudson Castle Securities, Inc.
Tarrytown, New York

In planning and performing our audit of the financial statements of Hudson Castle Securities, Inc. for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Hudson Castle Securities, Inc.
Tarrytown, New York

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants
East Hanover, New Jersey
May 2, 2005